UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

                                              CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant’s name into English)

                     #1205 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp
(Registrant)

Date: February 14,2003	By __/s/ John S. Brock_____________
John S. Brock, President

*Print the name and title under the signature of the signing officer.

This is a form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Securities Act (the “Act”) must be sent to the British Columbia Securities Commission (the “Commission”) in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1.            Reporting Issuer

CANADIAN EMPIRE EXPLORATION CORP. (the "Issuer")
#1205 – 675 West Hastings St.
Vancouver, BC
V6B 1N2
Telephone: (604) 687-4951

Item 2.            Date of Material Change

a)             December 20 and 30, 2002
b)             December 17, 2002

Item 3.            Press Release

A press release was issued in Vancouver, British Columbia on December 30, 2002.

Item 4.            Summary of Material Change

a)             Flow-Through Share Private Placement

The Issuer has closed, in tranches, an up to 4,000,000 flow-through share private placement with the issuance of an aggregate 2,941,666 flow-through shares at a price of $0.12 per share, for total proceeds of $353,000. The Issuer has also issued non-transferable warrants entitling the purchase of up to an aggregate 278,333 non-flow-through common shares at a price of $0.12 per share for one year and made cash payments totaling $25,050 as fees in respect of the private placement.

b)             Wheaton River Minerals Ltd.’s Exercise of Conversion Right

Wheaton River Minerals Ltd. has exercised its right to convert its earned 7.5% interest in the Amos Project located in Quebec into 840,000 common shares of the Issuer at a deemed price of $0.375 per share, pursuant to the terms of the Option Agreement between the Issuer and Wheaton River Minerals Ltd. dated June 5, 2002.

Item 5.            Full Description of Material Change

a)             Flow-Through Share Private Placement

The Issuer has closed, in tranches, an up to 4,000,000 flow-through share private placement with the issuance of an aggregate 2,941,666 flow-through shares at a price of $0.12 per share, for total proceeds of $353,000. In respect of these proceeds, the Issuer has agreed to incur expenses that qualify as “Canadian exploration expenses” under the Income Tax Act (Canada). The Issuer has also issued warrants entitling the purchase of up to an aggregate 278,333 non-flow-through common shares of the Issuer at a price of $0.12 per share for one year and made cash payments in the aggregate amount of $25,050 as fees in respect of the private placement.

b)             Wheaton River Minerals Ltd.’s Exercise of Conversion Right

Pursuant to the Option Agreement between the Issuer and Wheaton River Minerals Ltd. (“Wheaton River”) dated June 5, 2002, Wheaton River exercised the First Option and earned a 7.5% interest in the Issuer’s interest in the Amos Project located in Quebec by incurring exploration expenditures of not less than $300,000. Once earned, Wheaton River exercised its right to convert such earned interest into 840,000 common shares of the Issuer at a deemed price of $0.375 per share. The Option Agreement also calls for the parties to enter into a Pre-Notification Agreement and Voting Trust Agreement in respect of the 840,000 shares issued to Wheaton River upon its exercise of its conversion right.

Item 6.            Reliance on Section 85(2) of the Act

N/A

Item 7.           Omitted Information

N/A

Item 8.            Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is John S. Brock, President, (604) 687-4951.

Item 9.            Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 6 th day of January , 2003 .

CANADIAN EMPIRE EXPLORATION CORP.

By: /s/ John S. Brock

President
(Official Capacity)

John S. Brock
(Please print here name of individual whose signature
appears above.)

Canadian Empire Exploration Corp 1205 – 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

Press Release #03-01	TSX Venture Exchange: CXP
January 8, 2003	CXP.WT

NEWS RELEASE

Canadian Empire Exploration Corp. (the “Company”) announces the grant of incentive stock options to purchase up to 1,580,000 shares of the Company at a price of $0.15 per share for five years, which stock options are granted pursuant to the Company’s Stock Option Plan, as amended, and which are subject to regulatory approval.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ John S. Brock
John S. Brock
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

FORM 45-102F2

     CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Complete 1. or 2.

8.
CANADIAN EMPIRE EXPLORATION CORP. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 10, 2003 of 820,000 Special Warrants, each Special Warrant exercisable for no additional consideration into one common share in the capital of the Issuer and one non-transferable share purchase warrant (a “Warrant”) entitling the purchase of one additional common share of CANADIAN EMPIRE EXPLORATION CORP., CANADIAN EMPIRE EXPLORATION CORP. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

1.
[Name of Issuer] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, BC this 10th day of January, 2003.

CANADIAN EMPIRE EXPLORATION CORP.

By:                 /s/ John S. Brock
       John S. Brock
      President

INSTRUCTIONS:

1.
If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.
If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Canadian Empire Exploration Corp 1205 – 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

Press Release #03-02	TSX Venture Exchange: CXP
January 15, 2003	CXP.WT

TECK COMINCO FUNDING

Canadian Empire Exploration Corp. (the “Company”) announces that it has closed the private placement of special warrants to Teck Cominco Limited by the issuance of 820,000 special warrants for gross proceeds of $246,000 previously received. Each special warrant is exercisable, without further payment, into one common share and one non-transferable common share purchase warrant entitling the purchase of one additional common share of the Company for one year from the date of issue of the share purchase warrants at a price of $0.30 per share.

All of the shares, warrants and shares issuable upon the exercise of the warrants are subject to a TSX Venture Exchange hold period, and a hold period under Multilateral Instrument 45-102, expiring May 11, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

            /s/ John S. Brock
John S. Brock
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release